Huachen AI Parking Management Technology Holding Co., Ltd

No.1018 Haihe Road, Dushangang Town

Pinghu City, Jiaxing

Zhejiang Province, China 314205

January 31, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn:	SiSi Cheng

Andrew Blume

Bradley Ecker

Jennifer Angelini

Re:	Huachen AI Parking Management Technology Holding Co., Ltd
Registration Statement on Form F-1, as amended (File No. 333-281543) Request for Acceleration of Effectiveness

Dear Mr. Ecker,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Huachen AI Parking Management Technology Holding Co., Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on February 4, 2025, or as soon thereafter as practicable.

Very truly yours,

Huachen AI Parking Management Technology Holding Co., Ltd

By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer, Chairman of the Board (Principal Executive Officer)